COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

February 23, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Strategic Income Fund (the “Fund”)

Post-Effective Amendment No. 216

File No. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on February 9, 2015 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Prospectus comments

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please provide the completed table with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 2:	Supplementally explain the reason for restating other expenses as referenced in the footnote to the Annual Fund Operating Expenses table.

Response:	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares are restated due to changes in transfer agency fees for these share classes, as approved by the Fund’s Board.

Comment 3:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the staff’s related no-action letters and other published staff interpretative materials.

Comment 4:	Please confirm that the Fund is aware of Release No. IC-10666 with regard to the segregation requirements for total return swaps.

Response:	So confirmed.

Comment 5:	The Principal Investment Strategies sections state that the Fund may invest in private placements. Please confirm that the Fund’s investment in private placements will be less than 15%.

Response:	Private placement investments are included as part of the Fund’s investment in illiquid securities, which is limited as a non-fundamental policy to 15%.

Comment 6:	Please review the January 2014 guidance update on Risk Management in Changing Fixed Income Market Conditions and ensure that the disclosure of Interest Rate Risk and Liquidity Risk is consistent with that guidance.

Response:	We have reviewed the guidance and, as a result thereof, made revisions to such principal risk disclosure.

Statement of Additional Information comment

Comment 7:	In the Fundamental Policies section, for purposes of concentration policy D1, please add disclosure indicating that the Fund will consider underlying fund concentration policies.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filings are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filings. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filings, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I

Exhibit A

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C	Classes K, R, R4, R5, W, Y and Z

Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.75%	None	None	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00%(a)	5.00%(b)	1.00%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class K	Class R	Class R4	Class R5	Class W	Class Y	Class Z

Management fees	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%	0.52%

Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%

Other expenses(d)	0.28%	0.28%	0.28%	0.40%	0.28%	0.28%	0.15%	0.28%	0.10%	0.28%

Total annual Fund operating expenses	1.05%	1.80%	1.80%	0.92%	1.30%	0.80%	0.67%	1.05%	0.62%	0.80%

(a)

This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge decreases over time.

(c)	This charge applies to redemptions within one year after purchase, with certain limited exceptions.

(d)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares have been restated to reflect current fees paid by the Fund.

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